Exhibit 99.1

GRANITE ANNOUNCES ELECTION OF TRUSTEES AND DIRECTORS

June 13, 2019, Toronto, Ontario, Canada - Granite Real Estate Investment Trust (“Granite REIT”) (TSX: GRT.UN / NYSE: GRP.U) and Granite REIT Inc. (“Granite GP”) held their joint annual general meetings of stapled unitholders today, and each of the individuals below was elected as a trustee of Granite REIT and a director of Granite GP.

The vote was conducted by a show of hands.    Proxies received by management in advance of the meetings indicated the following:

	As Trustee of Granite REIT				As Director of Granite REIT Inc.
Nominee	Votes For	%	Votes Withheld	%	Votes For	%	Votes Withheld	%

Peter Aghar	37,626,308	99.83	62,910	0.17	37,626,813	99.83	62,405	0.17

Remco Daal	37,631,020	99.85	58,198	0.15	37,630,822	99.85	58,396	0.15

Kevan Gorrie	37,673,954	99.96	15,264	0.04	37,674,432	99.96	14,786	0.04

Fern Grodner	37,672,551	99.96	16,667	0.04	37,672,021	99.95	17,197	0.05

Kelly Marshall	37,627,493	99.84	61,725	0.16	37,627,471	99.84	61,747	0.16

Al Mawani	36,049,594	95.65	1,639,624	4.35	36,130,063	95.86	1,559,155	4.14

Gerald Miller	37,630,821	99.85	58,397	0.15	37,587,202	99.73	102,016	0.27

Sheila Murray	37,672,792	99.96	16,426	0.04	37,629,340	99.84	59,878	0.16

Jennifer Warren	37,672,837	99.96	16,381	0.04	37,629,695	99.84	59,523	0.16

	Votes For	%	Votes Withheld	%

The re-appointment of Deloitte LLP, as Auditors of Granite REIT	38,020,002	99.79	81,775	0.21

The re-appointment of Deloitte LLP, as Auditors of Granite GP	38,018,612	99.78	83,165	0.22

A total of 38,103,378 stapled units (77.07% of outstanding stapled units) were represented in person or by proxy at the meetings.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of industrial, warehouse and logistics properties in North America and Europe. Granite owns over 80 investment properties representing approximately 34 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504 or Kevan Gorrie, at 647-925-7500.